

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Tang Siu Fung
Chief Executive Officer
Mega Fortune Co Ltd
Unit 327 3/F 16W 16
Science Park West Avenue
Shatin, New Territories
Hong Kong

> **Re: Mega Fortune Co Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted August 9, 2024**
> **CIK No. 0002033377**

Dear Tang Siu Fung:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted August 9, 2024

Other Pertinent Information, page iii

1. We note that you exclude Hong Kong and Macau from your definition of "PRC" or "China" for the purpose of this prospectus. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People's Republic of China ("PRC") also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Risk Factors, page 11

2.　　You disclose on page 43 that shareholders will have difficulty enforcing United States judgments in Hong Kong. Please also provide relevant risk factor disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Credit Risks, page 57

3.　　We note that your largest customers represent a significant percentage of your revenue and accounts receivable and your largest suppliers account for a significant percentage of your accounts payable and cost of revenue. Please revise to provide a discussion of the material terms of your agreements with these customers and suppliers, including the financial terms and any termination provisions. Also, tell us what consideration you have given to filing any material agreements you have with this customer. Refer to Item 601(b)(10) of Regulation S-K.

Related Party Transactions, page 87

4.　　We note that you have included salaries paid to employees and revenues generated from subsidiaries in this section. Please tell us why you believe these are properly characterized as "related party transactions."

7. ROU Assets and Operating Lease Liabilities, page F-22

5.　　You disclose that the lease agreement does not specify an explicit interest rate. Please revise in future disclosures to clarify whether the rates implicit in your leases are not readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases. Refer to "Rate Implicit in the Lease" as defined in ASC 842-20-20.

General

6.　　Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

　　　Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　Office of Technology

cc:　　Jeffrey Li